UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ULTRAPETROL (BAHAMAS) LIMITED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

P94398107

(CUSIP Number)

José Antonio Sastre G.

c/o SIPSA S.A.

Av. El Bosque Norte 0440 of. 1101

Las Condes

Santiago, Chile

Tel: (011) (56) (2) 362-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1.	Name of Reporting Person Inversiones Los Avellanos S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Hazels (Bahamas) Investments Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person SIPSA S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Felipe Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 701,368
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power 701,368
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,565,453
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person IN

CUSIP No. P94398107

1.	Name of Reporting Person Ricardo Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 701,368
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power 701,368
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,565,453
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person IN

This Amendment No. 5 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Ultrapetrol (Bahamas) Limited. (the “Issuer”), and amends the initial statement on Schedule 13D filed on July 22, 2010, Amendment No. 1 thereto filed on November 19, 2012, Amendment No. 2 thereto filed on December 12, 2012, Amendment No. 3 thereto filed on June 17, 2013 and Amendment No. 4 thereto filed on February 26, 2014 (together, the “Original 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 of the Original 13D is hereby amended by adding the following.

On July 13, 2014, Hazels, Los Avellanos, F. Menéndez, R. Menéndez and entities controlled by F. Menéndez and R. Menéndez entered into a Share Purchase Agreement (the “Share Purchase Agreement” or “SPA”) with Sparrow, Sparrow 2, Triton Shipping Ltd., and Quattro Shipping Holdings Ltd., which is attached to this Schedule 13D as Exhibit H. Under the terms of the SPA, Hazels, Avellanos, Ocean Consulting GmbH and Ocean Transportation GmbH (collectively, the “Sellers”) will sell to Sparrow (the “Sale Transaction”) all of their interests in the Common Stock of the Issuer, including Common Stock that will be delivered upon the exercise of certain options and their economic interests in Common Stock held by Sparrow 2. Upon closing of the Sale Transaction (the “Closing Date”), the undersigned will no longer own nor have any interests in Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by adding the following.

As discussed in Item 4 above, the undersigned have entered into the Share Purchase Agreement, pursuant to which they will sell all of their interests in Common Stock to Sparrow. The Share Purchase Agreement is described in greater detail below. This description of the Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 6.

Share Purchase Agreement

Under the terms of the SPA, the Sellers will sell to Sparrow (a) 9,266,821 shares of Common Stock of the Issuer and (b) 100 Class B shares of Sparrow CI Sub Ltd. (“Sparrow 2”), which represent 100% of the economic interest in 16,060,000 shares of Common Stock held by Sparrow 2. The price will be $4.00 per share of Common Stock of the Issuer and $642,400 per Class B share of Sparrow 2, which represents $4.00 per underlying share of Common Stock. The shares of Common Stock that the Sellers will sell in the transaction include 206,666 shares that will be delivered to the Sellers upon the exercise of options they currently hold (and whose vesting will be accelerated) and 103,334 shares that will be delivered to Sellers upon the exercise of options that the Issuer will award to them on the Closing Date (and that were originally scheduled to be awarded to them in October 2014). Following the Closing Date, the undersigned will no longer hold any interests in Common Stock of the Issuer.

Under the SPA, the closing of the Sale Transaction is subject to certain conditions, including (a) obtaining the approval of the shareholders of Avellanos and SIPSA to transactions contemplated by the SPA (the “Shareholder Approvals”), (b) obtaining the consent of certain lenders to the Issuer, and (c) other customary conditions. The Closing Date is scheduled to take place 25 days after the Shareholder Approvals have been obtained. Either party may terminate the agreement if the Closing Date has not occurred within 75 days after signing, subject to extension under certain circumstances.

Under the SPA, Hazels will have the right to submit an offer to purchase from the Issuer its Ocean Business at a price to be determined by investment banking firms hired by Hazels and the Issuer for this purpose. Any sale of the Ocean Business to Hazels would have to be approved by the independent director of the Issuer.

In connection with the Sale Transaction, it has been agreed that, on the Closing Date, the Issuer will terminate its employment agreements with F. Menendez and R. Menendez and the consulting agreements with entities controlled by them and enter into new employment and consulting agreements. F. Menendez and R. Menendez will remain with the Issuer as directors. The terms of the new employment and consulting agreements will be for up to six months. Further, on the Closing Date, the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement will be terminated and be of no further force and effect.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit H:	Share Purchase Agreement, dated as of July13, 2014, by and among Sellers, F. Menéndez, R. Menéndez, Sparrow, Sparrow 2, Triton Shipping Ltd. and Quattro Shipping Holdings Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2014

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Director

SIPSA S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Attorney-in-Fact

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: Director

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Director

FELIPE MENÉNDEZ R.

/s/ Felipe Menéndez R.

RICARDO MENÉNDEZ R.

/s/ Ricardo Menéndez R.